Sharps Technology, Inc.

October 24, 2023

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Conlon Danberg

Re:	Sharps Technology, Inc.
Registration Statement on Form S-1
Initially Filed on October 16, 2023
File No. 333-275011

Ms. Danberg:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sharps Technology, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on October 26, 2023, or as soon thereafter as practicable.

Very truly yours,

Sharps Technology, Inc.

By:	/s/ Robert M. Hayes
Name:	Robert M. Hayes
Title:	Chief Executive Officer (Principal Executive Officer)